EXHIBIT 99.1

mCloud Announces Third Quarter 2022 Financial Results Conference Call

SAN FRANCISCO, Nov. 8, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced that it will it host a conference call to discuss the financial results for the third quarter of 2022 at 10:00 a.m. EST, November 15, 2022.

To access the conference call by telephone, dial 416-764-8659 or 1-888-664-6392 with the confirmation number 91194988. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until November 22, 2022, at midnight (ET). To access the archived conference call, dial 1-888-390-0541 and enter the reservation number 301153.

A live audio webcast of the conference call will be available at https://bit.ly/3dQnyHu. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare™ solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. The company's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

View original content to download multimedia:https://www.prnewswire.com/news-releases/mcloud-announces-third-quarter-2022-financial-results-conference-call-301672292.html

SOURCE mCloud Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/08/c2443.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 18:12e 08-NOV-22